ProShares Trust II

c/o ProShare Capital Management LLC

7501 Wisconsin Avenue, Suite 1000

Bethesda, Maryland 20814

(240) 497-6400

August 18, 2011

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ProShares Trust II Form 10-K for the year ended December 31, 2010 Filed March 1, 2011 File No. 1-34200

Dear Mr. Woody:

Please find below the responses to your comments of August 11, 2011 to ProShares Trust II’s (the “Trust”) Form 10-K for the year ended December 31, 2010 and Form 10-Q for the three months ended June 30, 2011. Each of your comments is set forth below, followed by the Trust’s response.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	Comment: We note your response to prior comment 2. We are unable to concur that it is apparent that the audit opinion included within your filing addresses the trust and each series individually.

Response: The Trust believes the intent of the wording of the audit opinion included in the Form 10-K was to cover each respective series of the Trust and the Trust as a whole; however, the Trust’s auditor will revise its opinion accordingly, and the revised opinion will be included in an amendment to the Form 10-K.

Quarterly Report for the three months ended June 30, 2011

2.	Comment: We were not able to locate your financial statements in interactive data format using Extensible Business Reporting Language or XBRL. Please advise.

Response: SEC Release No. 33-9002, “Interactive Data to Improve Financial Reporting,” dated January 30, 2009, provides that each company’s initial interactive data submission has a 30-day grace period, and therefore may be submitted as an amendment to a periodic report within 30 days after the earlier of the due date or filing date of the related report. The release further provides that, in year two for the first filing that is required to have footnotes and schedules tagged using all levels of detail (i.e., detailed tagging), the interactive data exhibit may be submitted within 30 days after the earlier of the due date or filing date of the periodic report. Rule 405(a)(2)(ii) of Regulation S-T provides that an interactive data file may be submitted as an amendment to a form that contains the required disclosure: (i) if the amendment is filed no more than 30 days after the earlier of the due date or filing date of the form; and (ii) the interactive data file is either the first interactive data file submitted or the first interactive data file submitted that complies or is required to comply, whichever occurs first, with the detailed tagging requirements of paragraph (d)(1) through (d)(4), (e)(1) and (e)(2) of Rule 405.

Accordingly, since the Trust is in year two of its interactive data filing requirements and the Trust’s Quarterly Report on Form 10-Q for the three months ended June 30, 2011 was the first filing that was required to have footnotes and schedules tagged using all levels of detail, the Trust intends to furnish its interactive data information in an amendment to its Quarterly Report on Form 10-Q within 30 days after the earlier of the due date or filing date of the Form 10-Q.

*        *        *         *

In connection with the submission of our responses, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find these responses satisfactory. If you have questions or further comments, please call the undersigned at (240) 497-6400.

PROSHARES TRUST II

By:	/s/ Edward Karpowicz
Name:	Edward Karpowicz
Title:	Principal Financial Officer

cc:	Louis Mayberg, Principal Executive Officer
Amy Doberman, General Counsel, ProFunds Group